OMB APPROVAL

OMB Number: 3235-0116
Expires: March 31, 2011
Estimated average burden
Hours per response: 8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **June, 2009**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date: June 26, 2009	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (04-07)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P.   # 780919106
LISTED: STANDARD & POOR'S   OTCBB: RYSMF

RSM ANNOUNCES CANCELLATION AND GRANTING OF INCENTIVE STOCK OPTIONS

FOR IMMEDIATE RELEASE

HEATHSVILLE, VIRGINIA: JUNE 26, 2009**. ROYAL STANDARD MINERALS, INC. (the "Company") (RYSMF.OTCBB)** advises that the current outstanding 5,842,500 incentive stock options granted to officers, directors, employees and consultants entitling them to purchase common shares at prices ranging from Cdn.$0.29 to Cdn.$1.44 exercisable over periods ranging from April 13, 2010 to July 13, 2012 have been cancelled. Incentive stock options totalling 7,904,691 have now been granted to officers, directors, employees and consultants at an exercise price of U.S. $0.10 for a period of five years expiring on June 24, 2014.

For further information about this release contact Rich Kaiser, Investor relations, 800-631-8127 and/or Roland Larsen, CEO, Royal Standard Minerals, Inc., 804-580-8107, or visit our website at Royalstandardminerals.com.